RECD S.E.C.
MAR 6 2006
603

06006269

SECU... ...SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66091

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JAN 1, 2005 (MM/DD/YY) AND ENDING DEC 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Hina Group Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
FIVE PALO ALTO SQUARE # 210, 3000 EL CAMINO REAL
(No. and Street)

PALO ALTO (City) CA (State) 94306 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHANG ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

28 NORTH FIRST STREET # 900, SAN JOSE CA 95113
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

6/13/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVIS L.S. CHANG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE HINA GROUP, INC., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT
Title

See below -
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California County of Santa Clara
Subscribed and sworn to (or affirmed) Before me on this 24th **day of** Feb. **20** 06 **by** DAVIS L.S. Chang
personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature

(Seal)

BONNIE A. VETTERLI
Commission # 1394187
Notary Public - California
Contra Costa County
My Comm. Expires Jan 14, 2007

THE HINA GROUP, INC.

(SEC I.D. No. 8-66091)

REPORT OF INDEPENDENT AUDITORS
AND
FINANCIAL STATEMENTS

December 31, 2005 and December 31, 2004

Filed pursuant to Rule 17a-5(e)(3) under
The Securities Exchange Act of 1934
As a PUBLIC DOCUMENT

CONTENTS

Chang Accountancy Corp.

28 N. First Street, Suite 900
San Jose, CA 95113
Tel: 408-998-1688 Fax: 408-998-1689

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
The Hina Group, Inc.
Palo Alto, CA

We have audited the accompanying balance sheets of The Hina Group, Inc. (a Californian Corporation) as of December 31, 2005 and December 31, 2004 and related statements of income, stockholders' equity and cash flows for the years ended December 31, 2005 and December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Hina Group Inc. as of December 31, 2005 and December 31, 2004, and the results of its operations and change in it cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Chang Accountancy Corp.

Chang Accountancy Corp.

San Jose, California
January 23, 2006

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Balance Sheets

At December 31,		2005		2004
ASSETS				
Current assets				
Cash and cash equivalents <Notes 1 & 2>	$	232,774	$	140,503
Accounts receivable, net of allowance <Note 3>		50,000		15,000
Other receivable		10,432		1,375
Prepaid expenses		144,661		314
Loan to shareholder <Note 8>		818		-
Investment <Note 6>		70,000		75,000
Total current assets		508,685		232,192
Property and equipment, net of depreciation <Note 4>		7,469		10,567
Intangible assets, net of amortization <Note 5>		51,410		59,965
Other assets				
Security deposits		28,479		2,066
Total other non-current assets		28,479		2,066
Total assets	$	596,042	$	304,790

(Continued)
See accompanying notes

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Balance Sheets

December 31,		2005		2004
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Interest payable <Note 8>	$	-	$	5,029
Accrued expenses		-		21,285
Payroll and payroll tax payable		21,466		-
Deferred option income		50,000		-
Loan from related party <Note 8>		-		(2,923)
Loan from shareholder <Note 8>		-		75,000
Total current liabilities		71,466		98,391
Long - term liabilities <Note 8>		-		300,000
Total liabilities		71,466		398,391
Stockholders' equity				
Common stock ($1 par value; 10,000,000 shares authorized, 150,000 issued and outstanding in 2005)	$	150,000	$	150,000
Additional paid-in capital		-		110,000
Retained earnings		374,576		(353,601)
Total stockholders' equity		524,576		(93,601)
Total liabilities and stockholders' equity	$	596,042	$	304,790

See accompanying notes

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Statements of Income

For the years ended December 31,		2005		2004
Consulting income	$	2,886,511	$	352,982
Less: cost of sales		101,198		108,446
Gross profits		2,785,313		244,536
Less: general and administrative expenses		1,733,629		351,924
Income (loss) from operations		1,051,684		(107,388)
Other income (expenses):				
Gain (loss) on sales of security		12,850		
Other expenses		(18,960)		
Interest inomce		7,089		882
Total Other income (expenses)		979		(106,506)
Income (loss) before provision for income taxes		1,052,662		(106,506)
Income tax expenses (benefits) <Note 7>		324,486		800
Net income (loss)	$	728,176		(107,306)
Net income (loss) per share	$	4.85		(0.72)
Weighted-average number of common shares		150,000		150,000

See accompanying notes

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Statements of Stockholders' Equity

	Number of shares	Common stock	Additional paid-in capital	Retained earnings	Total
Balance - beginning	-	$ -	$ -	$ -	$ -
Issue of common stocks	150,000	150,000	110,000	-	260,000
Net loss				(353,601)	(353,601)
Balance - December 31, 2004	150,000	$150,000	110,000	$ (353,601)	$ (93,601)
Net income				728,176	728,176
Purchase of stock			(110,000)		(110,000)
Balance - December 31, 2005	150,000	$150,000	$ -	$ 374,576	$ 524,576

See accompanying notes

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Statements of cash flows

For the years ended December 31,		2005		2004
Cash flows form operating activities:				
Net income (loss)	$	728,178	$	(107,307)
Adjustments to reconcile net income				
to net cash provided by operating activities				
Depreciation and amortization		11,653		9,465
Change in accounts receivable		(35,000)		(12,000)
Change in other assets		(35,470)		(7,910)
Change in prepaid expenses		(144,347)		3,784
Change in accrued expenses		181		20,685
Change in other liabilities		50,000		75,000
Change in interest payable		(5,029)		4,470
Total adjustments		(158,012)		93,494
Net cash provided (used) by operating activities		570,166		(13,813)
Cash flows from investing activities:				
Net cash flows for loan from shareholder		(372,895)		(44,676)
Net cash flows for investment		5,000		(75,000)
Net cash provided (used) by investing activities		(367,895)		(119,676)
Cash flows from financing activities:				
Purchase of treasury stock		(110,000)		-
Net cash provided (used) by financing activities		(110,000)		-
Net change in cash and cash equivalents		92,271		(133,489)
Cash and cash equivalents at beginning of year		140,503		273,992
Cash and cash equivalents at end of year	$	232,774	$	140,503

See accompanying notes

NOTE 1 – Summary of Significant Accounting Policies

The Company:

The Hina Group, Inc. (the Company), a California corporation, is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of National Association of Securities Dealers, Inc. The Company advises clients on M&A transactions and private placements, primarily in the China and United States communications and IT industries.

The Company is 100% owned subsidiary of Hina Group Holdings in George Town, The Island of Grand Cayman, Cayman Island. Hina Group Holdings owns the following two companies: The Hina Group, Inc. (the Company) and Hina Group Beijing,

Accounting Methods

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America and prevailing industry practice.

Cash and Cash Equivalents:

The Company defines cash equivalents as all highly liquid investments with an original or remaining maturity of three months or less at the date of purchase. The Company states cash equivalents at cost, which approximates market.

Fair Value of Financial Instruments:

Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities approximate fair value due to their short maturity.

Income Taxes:

Income taxes are computed using the asset and liability method in accordance with Statement of Financial Accounting Standard No. 109 (FAS 109), "Accounting for Income Taxes". Under FAS 109, deferred income tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities are measured using the currently enacted tax rates laws. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Revenue Recognition:

Revenue is recognized when service is performed.

Property and Equipment:

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets, generally three to seven years. Expenditures that extend the useful lives of assets are capitalized and maintenance and repairs are expensed. Gains and losses upon asset disposal are taken into income in the year of disposition.

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)

NOTES TO FINANCIAL STATEMENTS

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Certain Risks and Concentrations

Present accounting standards require disclosure of concentrations of credit risk, including bank balances in excess of Federal Deposit Insurance Corporation (FDIC) guarantee. At December 31, 2005, none of the amounts were in excess of FDIC guarantees.

In 2005, one customer accounted for 60.46%, one customer accounted for 21.83% and one 12.99% accounted for of the total revenues.

NOTE 2 – Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

At December 31,		2005		2004
Cash in bank - Morgan Stanley	$	-	$	112
Cash in bank - Wells Fargo checking		82,894		137,390
Cash in bank - Wells Fargo saving / CD		100,000		3,001
Cash in bank - Merrill Lynch		49,880		
Cash and cash equivalents	$	232,774	$	140,503

The 6 months Wells Fargo CD is the collateral for Hua Xia bank LC.

NOTE 3 – Accounts Receivable

At December 31,		2005		2004
Accounts receivable	$	50,000	$	15,000
Less: Allowance for bad debts		-		-
Accounts receivable - net		50,000	$	15,000

NOTE 4 - Property and Equipment:

Property and equipment consist of the following:

At December 31,		2005		2004
Furniture and fixture	$	2,579	$	2,579
Equipment		12,385		12,385
Less: Accumulated depreciation		(7,495)		(4,397)
Net property and equipment	$	7,469	$	10,567

NOTE 5 – Intangible Assets

At December 31,		2005		2004
Software	$	495	$	495
Organization cost		8,040		8,040
Start-up cost		20,976		20,976
License costs		41,285		41,285
Less: Accumulated amortization		(19,386)		(10,831)
Net intangible assets	$	51,410	$	59,965

NOTE 6 - Investment:

During 2005, the Company performed services in exchange for 100,000 shares of Vweb stock at $0.70 per share. The price is stated at cost.

NOTE 7 - Income Taxes:

The provision for income taxes consists of the following:

For the year ended December 31,		2005		2004
Current				
Federal	$	260,430	$	-
State		64,056		800
Total current income tax	$	324,486	$	800

NOTE 8 - Related Party Transactions:

The Company is a member of a group of companies owned by or affiliated with Hina Group Holdings. The relationships are as follows:

Related Parties	**Relationship**
Chen, Hong	Shareholder of Hina Group Holdings
Hina Group Holdings – Cayman Island	Shareholder of The Hina Group, Inc.
Hina Group Beijing	Subsidiary of Hina Group Holdings

The significant transactions with the aforementioned parties are summarized as follows:

At December 31,		2005		2004
Loan to shareholder	$	818	$	2,923
Loan from shareholder		-		(75,000)
Interest payable		-		(5,029)
Long term liabilities		-		(300,000)
Total liabilities - Chen, Hong	$	818	$	(377,106)

During 2005, the Company paid Hong Chen $110,000 to purchase back the "additional paid in capital."

NOTE 9 - Regulatory requirements

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that the Company does not hold funds or securities of customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the Company had net capital of $71,561 and net capital requirements of $5,000. The percentage of aggregate indebtedness to net capital was 100%.

NOTE 10 - Commitments:

The Company's office spaces lease agreement with Embarcadero Road Investors LLC. Office lease term is 24 months, from April 21, 2003 to April 21, 2005. The rent for the premises equals monthly payment of $2,065, which is approximately $2.25 per square foot per month. The total annual rental payment is $17,222.

During 2005, the Company signed an 5-year new lease agreement with EOP-PALO ALTO SQUARE, LLC. The security deposit is $8,645.36. The minimum annual lease due are listed as follows:

Minimum annual lease payment due in	
2005	$ 91,279
2006	94,001
2007	96,825
2008	99,725
2009	102,727
Total	$ 484,557

Supplemental Information

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Schedules of Cost of Sales

For the years ended December 31,		2005		2004
Services by China-based entities	$	101,198	$	108,446
Total cost of sales	$	101,198	$	108,446

See accompanying notes

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Schedules of General and Administrative Expenses

For the years ended December 31,	2005	2004
Accounting fees	$ 5,650	$ 4,911
Amortization expenses	8,555	6,720
Automobile expenses	9,744	9,483
Bank charges	1,984	590
Contribution	6,200	-
Depreciation expenses	3,098	2,745
Dues and subscriptions	-	278
Insurance	24,087	18,006
Interest expenses	-	4,470
Gifts	-	230
Legal fees	5,200	-
Licenses and permits	2,227	2,066
Meals and entertainments	-	2,689
Membership fees	-	2,500
Misc expenses	90	-
Moving expenses	9,507	-
Office expenses	6,553	2,117
Outside services	49,063	29,354
Payroll services	379	106
Payroll tax	10,432	15,972
Penalty	-	47
Printing	-	59
Professional fees	150	100
Property tax	116	121
Postage and delivery	67	77
Reimbursed expenses	(1,707)	-
Rent	29,132	24,729
Salaries and wages	1,457,826	196,975
Telephone	14,892	12,030
Travel	90,384	15,551
Total operating expenses	$ 1,733,629	$ 351,926

See accompanying notes